EXHIBIT 99.3

               TechLabs Targets Venezuela as Its First Choice for
              Micro-Resort Adventure Vacation and Spa Opportunities

KNOXVILLE, Tenn., Aug. 18 /PRNewswire-FirstCall/ -- TechLabs, Inc. (OTC Bulletin
Board: TELA) announced today that it has substantially completed its due diligence review of the previously announced letter of intent to purchase the outstanding stock of Florida Fountain of Youth, Inc. and Florida Fountain of Youth Spas, Inc. The privately owned companies are headquartered in Stuart, Florida. (http://www.wlstreet.com)

As part of the Company's newly adopted business plan, representatives of the Company have been focusing on developing micro-resort and adventure vacation opportunities via direct investment and strategic alliances. The Company has targeted Venezuela's oceanfront resort areas as the first to concentrate its resources. Additionally, the Company is looking to integrate the Health and Medical Spa services with properties located on the Venezuelan oceanfront.

Current economic conditions represent enormous opportunities because of what the Company believes is undervalued real estate and value for the strength of the US dollar against the Venezuelan Bolivar. Oil-rich Venezuela accounts for almost 14% of oil imports to the United States. In Venezuela the price of a gallon of gas is less than $0.25 US while the US dollar has significant purchasing power for food, lodging and entertainment. The Company believes that this economic bonanza presents unique opportunities in the leisure marketplace in Venezuela as the country utilizes its economic muscle to build and enhance its infrastructure in one of the world's most beautiful countries.

Currently, the Company is working to brand the Siren International name to rate and certify resorts both company and independently owned, as to quality of stay, facilities, security, service and activities. Company representatives will visit various resorts and experience their facilities, as well as interview management to determine what level of certification the resort will be granted by Siren International. This service will reduce or eliminate potential vacationers apprehension when looking to vacation in unique, exotic and distant locations and serve as an extension of the U.S. based spa and health services.

About TechLabs

TechLabs, which previously announced a name change to Siren International Corp., is a developer of emerging businesses. While the Company may continue to operate certain of its current business units, its primary focus will be centered on exploring opportunities in the leisure, health and nutritional spa business and micro-resort segment of the hospitality industry.

This press release contains forward-looking statements, some of which may relate to TechLabs, Inc. and which involve numerous risks and uncertainties. Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in TechLabs, Inc.'s filings with the Securities and Exchange Commission.